SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 ) 1

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076104

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

March 20, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 120076104	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 805,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 805,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 805,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.09%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Build-A-Bear Workshop, Inc., (the “Company”) as filed with the Securities and Exchange Commission on March 30, 2016, there were 15,829,725 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of March 11, 2016.

   As of March 30, 2016 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 805,050 Shares.

CUSIP No. 120076104	Page 3 of 10 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-advisor for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Build-A-Bear Workshop, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 1954 Innerbelt Business Center Drive, St. Louis, MO 63114.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-advisor for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $442,038

Tonga Partners, L.P.: $1,217,544

Tristan Partners, L.P.: $3,346,865

Tristan Offshore Fund, Ltd.: $1,642,266

Cannell Separately Managed Accounts: $669,040

The Investment Vehicles have invested an aggregate amount of approximately $7,317,753 in the Shares.

CUSIP No. 120076104	Page 4 of 10 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment. Mr. Cannell files this 13D amendment to reflect recent sales of the shares.

Above and beyond the action summarized above, Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D. Generally Cannell Capital supports the efforts, strategy, and changes instituted by the new officers of the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on March 30, 2016, there were 15,829,725 Common Shares issued and outstanding as of March 11, 2016.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 805,050 Shares, or approximately 5.09% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	02/16/2016	32,043	13.7676	Sell
Cannell SMAs	02/17/2016	31,060	13.6909	Sell
Cuttyhunk	02/18/2016	3,586	13.9381	Sell
Cannell SMAs	02/18/2016	30,494	13.9381	Sell
Cuttyhunk	02/19/2016	678	13.7172	Sell
Cannell SMAs	02/19/2016	5,770	13.7172	Sell
Cuttyhunk	02/22/2016	2,639	13.8391	Sell
Cannell SMAs	02/22/2016	22,437	13.8391	Sell
Cuttyhunk	02/23/2016	5,010	13.8825	Sell
Cannell SMAs	02/23/2016	3,582	13.8825	Sell
Tonga	02/23/2016	9,632	13.8825	Sell
Tristan Offshore	02/23/2016	6,389	13.8825	Sell
Tristan	02/23/2016	13,246	13.8825	Sell

CUSIP No. 120076104	Page 5 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	02/24/2016	6,425	13.8765	Sell
Cannell SMAs	02/24/2016	4,595	13.8765	Sell
Tonga	02/24/2016	12,352	13.8765	Sell
Tristan Offshore	02/24/2016	8,193	13.8765	Sell
Tristan	02/24/2016	16,986	13.8765	Sell
Cuttyhunk	02/25/2016	3,621	13.9485	Sell
Cannell SMAs	02/25/2016	2,590	13.9485	Sell
Tonga	02/25/2016	6,962	13.9485	Sell
Tristan Offshore	02/25/2016	4,618	13.9485	Sell
Tristan	02/25/2016	9,576	13.9485	Sell
Cuttyhunk	02/26/2016	3,308	14.0422	Sell
Cannell SMAs	02/26/2016	2,366	14.0422	Sell
Tonga	02/26/2016	6,360	14.0422	Sell
Tristan Offshore	02/26/2016	4,219	14.0422	Sell
Tristan	02/26/2016	8,747	14.0422	Sell
Cuttyhunk	02/29/2016	2,465	14.4435	Sell
Cannell SMAs	02/29/2016	1,762	14.4435	Sell
Tonga	02/29/2016	4,738	14.4435	Sell
Tristan Offshore	02/29/2016	3,143	14.4435	Sell
Tristan	02/29/2016	6,517	14.4435	Sell
Cuttyhunk	03/01/2016	344	14.0126	Sell
Cannell SMAs	03/01/2016	246	14.0126	Sell
Tonga	03/01/2016	661	14.0126	Sell
Tristan Offshore	03/01/2016	438	14.0126	Sell
Tristan	03/01/2016	911	14.0126	Sell
Cuttyhunk	03/02/2016	2,964	13.7838	Sell
Cannell SMAs	03/02/2016	2,120	13.7838	Sell
Tonga	03/02/2016	5,699	13.7838	Sell
Tristan Offshore	03/02/2016	3,780	13.7838	Sell
Tristan	03/02/2016	7,837	13.7838	Sell
Cuttyhunk	03/03/2016	2,647	13.7938	Sell
Cannell SMAs	03/03/2016	1,892	13.7938	Sell
Tonga	03/03/2016	5,088	13.7938	Sell
Tristan Offshore	03/03/2016	3,375	13.7938	Sell
Tristan	03/03/2016	6,998	13.7938	Sell
Cuttyhunk	03/04/2016	3,000	13.7094	Sell
Cannell SMAs	03/04/2016	2,145	13.7094	Sell
Tonga	03/04/2016	5,768	13.7094	Sell
Tristan Offshore	03/04/2016	3,826	13.7094	Sell
Tristan	03/04/2016	7,934	13.7094	Sell
Cuttyhunk	03/07/2016	2,955	13.7121	Sell
Cannell SMAs	03/07/2016	2,113	13.7121	Sell
Tonga	03/07/2016	5,680	13.7121	Sell
Tristan Offshore	03/07/2016	3,768	13.7121	Sell
Tristan	03/07/2016	7,811	13.7121	Sell

CUSIP No. 120076104	Page 6 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	03/08/2016	3,781	13.7883	Sell
Cannell SMAs	03/08/2016	3,018	13.7883	Sell
Tonga	03/08/2016	7,106	13.7883	Sell
Tristan Offshore	03/08/2016	5,105	13.7883	Sell
Tristan	03/08/2016	10,594	13.7883	Sell
Cuttyhunk	03/09/2016	2,555	13.8084	Sell
Cannell SMAs	03/09/2016	2,039	13.8084	Sell
Tonga	03/09/2016	4,800	13.8084	Sell
Tristan Offshore	03/09/2016	3,449	13.8084	Sell
Tristan	03/09/2016	7,157	13.8084	Sell
Cuttyhunk	03/10/2016	337	13.8174	Sell
Cannell SMAs	03/10/2016	269	13.8174	Sell
Tonga	03/10/2016	634	13.8174	Sell
Tristan Offshore	03/10/2016	455	13.8174	Sell
Tristan	03/10/2016	947	13.8174	Sell
Cuttyhunk	03/11/2016	1,810	13.7934	Sell
Cannell SMAs	03/11/2016	1,444	13.7934	Sell
Tonga	03/11/2016	3,401	13.7934	Sell
Tristan Offshore	03/11/2016	2,443	13.7934	Sell
Tristan	03/11/2016	5,072	13.7934	Sell
Cuttyhunk	03/14/2016	991	13.2137	Sell
Cannell SMAs	03/14/2016	790	13.2137	Sell
Tonga	03/14/2016	1,862	13.2137	Sell
Tristan Offshore	03/14/2016	1,337	13.2137	Sell
Tristan	03/14/2016	2,777	13.2137	Sell
Cuttyhunk	03/16/2016	1,194	12.6013	Sell
Cannell SMAs	03/16/2016	953	12.6013	Sell
Tonga	03/16/2016	2,245	12.6013	Sell
Tristan Offshore	03/16/2016	1,613	12.6013	Sell
Tristan	03/16/2016	3,347	12.6013	Sell
Cuttyhunk	03/17/2016	852	12.4983	Sell
Cannell SMAs	03/17/2016	680	12.4983	Sell
Tonga	03/17/2016	1,602	12.4983	Sell
Tristan Offshore	03/17/2016	1,151	12.4983	Sell
Tristan	03/17/2016	2,390	12.4983	Sell
Cuttyhunk	03/18/2016	10,329	12.9859	Sell
Tonga	03/18/2016	24,929	12.9859	Sell
Cuttyhunk	03/21/2016	682	13.0236	Sell
Tonga	03/21/2016	1,649	13.0236	Sell
Cuttyhunk	03/22/2016	117	12.7447	Sell
Tonga	03/22/2016	283	12.7447	Sell
Cuttyhunk	03/28/2016	20	12.5095	Sell
Cannell SMAs	03/28/2016	29	12.5097	Sell
Tonga	03/28/2016	51	12.5098	Sell
Cuttyhunk	03/29/2016	3,119	12.7922	Sell
Cannell SMAs	03/29/2016	4,355	12.7922	Sell
Tonga	03/29/2016	7,526	12.7922	Sell

CUSIP No. 120076104	Page 7 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	03/30/2016	3,270	13.0679	Sell
Cannell SMAs	03/30/2016	4,567	13.0679	Sell
Tonga	03/30/2016	7,890	13.0679	Sell
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 120076104	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2016

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 120076104	Page 9 of 10 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 120076104	Page 10 of 10 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  March 31, 2016

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member